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                             August 1, 2022

       Zhixin Liu
       Chief Executive Officer
       Datasea Inc.
       20th Floor, Tower B, Guorui Plaza
       1 Ronghua South Road, Technological Development Zone
       Beijing, People   s Republic of China 100176

                                                        Re: Datasea Inc.
                                                            Form 10-K for
fiscal year ended June 30, 2021
                                                            Filed September 28,
2021
                                                            File No. 001-38767

       Dear Ms. Liu:

              We have reviewed your July 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 1, 2022 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Table of Contents, page i

   1. We note your revised proposed disclosure in response to prior comment 3. Please revise your references to "our
PRC operating affiliate", "our consolidated VIE", "our affiliated companies", and "our
Variable Interest Entities" that you continue to include in various instances throughout
your proposed disclosures and instead use references such as "the"
                                                        PRC operating
affiliate, "the" Variable Interest Entities, etc.
       Item 1. Description of Business, page 1

   2. We note your response and revised proposed disclosures to prior comment 5. Please further explain why the
cost of revenue related to the VIE and WOFE are reflected in
 Zhixin Liu
Datasea Inc.
August 1, 2022
Page 2
      different columns in fiscal 2020 and 2021. In your response, address the following:
          Explain what the "Cost of Revenue - VIE sold inventory that was purchased from
           WOFE" in the VIE column for fiscal 2021 represents and clarify whether the VIE sold the inventory it purchased from the WOFE to a third party. Explain why there is "Cost of Revenue - third parties" in the WOFE column for fiscal
           2020 when there is no associated "Revenue - sales to third parties" in the WOFE column.
          Explain what the "Cost of Revenue - WOFE sold inventory that was purchased from
           VIE" in fiscal 2020 represents. If this is the cost associated with the inventory that the WOFE sold to the VIE, revise the line item title to make this clear.
3. We note your revised proposed disclosures in response to prior comment 7. Please revise to disclose the purpose of the RMB7,335,000 and RMB-1,640,500 intercompany transfers from the WFOE to the VIE. Clarify why there is a negative transfer from the WFOE to the VIE and to the extent this represents a transfer from the VIE to the WFOE, revise the
      "transfer from" and "transfer to" columns accordingly.
VIE Agreements, page 23

4. We note your proposed disclosure in response to prior comment 10. Please confirm your intent to include similar revisions in the Note 2 to your consolidated financial statements.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 47

5. Please confirm that you intend to include the information provided in your response to prior comment 14 in your next filing. Also, when disclosing activities of an entity, such as Hangzhou Zhangxun and Guozhong Times, ensure that it is clear these entities are subsidiaries of the VIE.
       You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 with any questions.



                                                            Sincerely,
FirstName LastNameZhixin Liu
                                                            Division of
Corporation Finance
Comapany NameDatasea Inc.
                                                            Office of
Technology
August 1, 2022 Page 2
cc:       Huan Lou
FirstName LastName